LARAMIE ENERGY, LLC

Financial Statements
and
Independent Auditors’ Report
December 31, 2018,
2017 and 2016

LARAMIE ENERGY, LLC

Deloitte & Touche LLP
Suite 400 1601 Wewatta Street Denver, CO 80202
USA

INDEPENDENT AUDITORS’ REPORT	Tel: + 1 303 292 5400
Fax: + 1 303 312 4000
To the Members of	www.deloitte.com
Laramie Energy, LLC
Denver, Colorado

We have audited the accompanying financial statements of Laramie Energy, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, members’ equity, and cash flows for the three years ended December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the
Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laramie Energy, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the three years ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

February 23, 2019

LARAMIE ENERGY, LLC

Balance Sheets

	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$802,496	$285,111
Accounts receivable	23,200,099	14,070,484
Prepaid expenses and other current assets	2,049,002	1,418,237
Derivative instruments	2,517,353	2,983,243
Total current assets	28,568,950	18,757,075

Property and equipment
Oil and gas properties, successful efforts method
Proved properties	1,029,918,623	904,939,398
Unproved properties	35,607,425	32,453,628
Real estate and ranch property	45,138,625	40,284,743
Office furniture, equipment, and other	3,018,161	3,867,973
	1,113,682,834	981,545,742
Less: accumulated depletion, depreciation, and amortization	(326,249,867)	(262,692,951)
Total property and equipment, net	787,432,967	718,852,791

Debt issue costs, net of amortization of $2,410,222 and $1,845,758 at December 31, 2018 and 2017, respectively	1,082,071	1,591,308

Total assets	$817,083,988	$739,201,174

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$10,476,878	$14,908,628
Oil and gas sales payable	5,385,917	3,959,226
Accrued liabilities	22,204,683	23,264,364
Derivative instruments	3,613,133	16,811
Total current liabilities	41,680,611	42,149,029

Non-current liabilities
Notes payable	210,800,000	171,500,000
Redeemable Preferred A units	40,310,600	35,341,697
Accrued liabilities	11,152,447	3,668,530
Asset retirement obligation	30,820,667	26,986,294
Total non-current liabilities	293,083,714	237,496,521
Total liabilities	334,764,325	279,645,550

Commitments and contingencies (Note 8)

Members’ equity
Members’ equity	562,520,442	546,103,029
Accumulated deficit	(80,200,779)	(86,547,405)
Total members’ equity	482,319,663	459,555,624

Total liabilities and members’ equity	$817,083,988	$739,201,174

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Operations

	For the Years Ended December 31,
	2018	2017	2016

Operating revenues
Natural gas sales	$166,741,809	$120,448,493	$84,073,533
Condensate sales	14,430,009	7,510,195	5,356,238
Natural gas liquids sales	45,433,557	28,774,463	15,395,959
Other revenues	368,538	1,146,167	—
Total revenues	226,973,913	157,879,318	104,825,730

Operating expenses
Lease operating expenses	28,132,102	25,773,674	21,687,357
Gathering, transportation and processing	62,488,333	43,584,801	39,104,224
Production and property taxes	9,381,298	5,788,033	4,084,776
Depletion, depreciation, amortization and accretion	68,116,822	51,586,780	43,736,701
Abandoned property and expired leases	4,018,895	1,936,784	2,080,839
General and administrative	20,629,982	23,190,296	21,456,875
Total operating expenses	192,767,432	151,860,368	132,150,772

Income (loss) from operations	34,206,481	6,018,950	(27,325,042)

Other income (expense)
(Loss) gain on derivative instruments	(13,426,153)	35,530,531	(27,728,211)
Interest expense and other financing costs	(10,570,524)	(6,458,928)	(4,367,136)
Gain on disposal of assets	808,757	50,855	656,777
Surface land operating expense	(108,031)	(327,276)	(154,009)
Preferred dividend	(4,688,995)	(4,166,112)	(3,193,820)
Miscellaneous income	125,091	189,193	262,791
Total other (expense) income	(27,859,855)	24,818,263	(34,523,608)

Net income (loss)	$6,346,626	$30,837,213	$(61,848,650)

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Members’ Equity
For the Years Ended December 31, 2018, 2017 and 2016

	Class A Units		Class B Units		Accumulated	Total Members’
	Units	Amount	Units	Amount	Deficit	Equity

Balances, January 1, 2016	657,612	$458,903,741	13,025	$2,567,408	$(55,535,968)	$405,935,181
Net contributions of Class A Unitholders	208,522	71,886,073	—	—	—	71,886,073
Class B unit issuance and compensation	—	—	1,570	6,550,573	—	6,550,573

Net loss	—	—	—	—	(61,848,650)	(61,848,650)

Balances, December 31, 2016	866,134	530,789,814	14,595	9,117,981	(117,384,618)	422,523,177

Class B unit issuance and compensation, net of forfeitures	—	—	(360)	6,195,234	—	6,195,234

Net income	—	—	—	—	30,837,213	30,837,213

Balances, December 31, 2017	866,134	530,789,814	14,235	15,313,215	(86,547,405)	459,555,624

Net contributions of Class A Unitholders	70,227	28,048,043	—	—	—	28,048,043

Redemptions of Class A Units	(139,319)	(14,878,715)	—	—	—	(14,878,715)

Class B unit issuance and compensation, net of forfeitures	—	—	—	3,248,085	—	3,248,085

Net income	—	—	—	—	6,346,626	6,346,626

Balances, December 31, 2018	797,042	$543,959,142	14,235	$18,561,300	$(80,200,779)	$482,319,663
See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Cash Flows

	For the Years Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income (loss)	$6,346,626	$30,837,213	$(61,848,650)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, depletion, amortization and accretion	68,116,822	51,586,780	43,736,701
Abandoned property and expired leases	4,018,895	1,936,784	2,080,839
Settlement of asset retirement obligation	(1,909,520)	(667,554)	(141,260)
Non-cash interest costs	844,372	810,748	432,270
Share-based compensation expense	3,248,085	6,195,234	6,550,573
Preferred dividend	4,688,995	4,166,112	3,193,820
Unrealized loss (gain) on derivative instruments	4,062,212	(46,241,453)	34,452,084
Gain on disposal of assets	(808,757)	(50,855)	(656,777)
Changes in operating assets and liabilities
Accounts receivable	(9,129,615)	(3,219,811)	(8,321,252)
Prepaid expenses and other assets	(630,765)	(147,434)	(632,888)
Accounts payable	783,484	(2,497,286)	695,129
Oil and gas sales payable	1,426,691	696,511	2,405,983
Accrued liabilities	10,329,720	122,771	5,238,846
Net cash provided by operating activities	91,387,245	43,527,760	27,185,418

Cash flows from investing activities
Proceeds from sale of fixed assets	1,577,844	919,738	1,187,828
Additions to property and equipment	(136,761,805)	(98,141,833)	(167,435,240)
Net cash used in investing activities	(135,183,961)	(97,222,095)	(166,247,412)

Cash flows from financing activities
Proceeds from notes payable	127,250,000	205,350,000	150,250,000
Payments on notes payable	(87,950,000)	(151,350,000)	(110,000,000)
Debt issue costs	(55,227)	(211,087)	(1,485,493)
Members’ contributions	20,000,000	—	100,000,000
Redemptions of Class A Units	(14,878,715)	—	—
Costs of raising capital	(51,957)	—	(423,992)
Net cash provided by financing activities	44,314,101	53,788,913	138,340,515

Increase (decrease) in cash and cash equivalents	517,385	94,578	(721,479)

Cash and cash equivalents, beginning of period	285,111	190,533	912,012

Cash and cash equivalents, end of period	$802,496	$285,111	$190,533

(Continued on the following page)

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Cash Flows

(Continued from the previous page)

Supplemental disclosure of activity:

Cash paid for interest in 2018, 2017 and 2016 was $9,120,335, $5,106,566 and $3,651,018, respectively.

Supplemental disclosure of non-cash activity:

During the years ended December 31, 2018, 2017 and 2016, the Company recorded an asset retirement cost and related obligation of $2,606,259, $2,039,180 and $15,587,862, respectively.

During the year ended December 31, 2018 the Company recorded a non-cash property contribution of $10,689,900 and assumed liabilities of $2,589,900 from an equity investor pursuant to an acquisition of a business.

During the year ended December 31, 2016, the Company recorded a non-cash property addition of $15.75 million from a deposit on acquisition.

During the year ended December 31, 2018, asset retirement obligation liabilities of $284,609 were settled and offset abandoned property expenses.

During the year ended December 31, 2017, asset retirement obligation liabilities of $211,849 were settled and offset abandoned property expenses. In addition, asset retirement costs and related obligation liabilities of $29,515 were written off.

During the year ended December 31, 2016, asset retirement obligation liabilities of $40,631 were settled and offset abandoned property expenses.

Capital expenditures of $5,306,100 and $6,398,133 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2018. Capital expenditures of $11,801,484 and $11,613,368 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2017. Capital expenditures of $4,069,400 and $1,003,568 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2016.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Laramie Energy, LLC (the “Company”) a Delaware limited liability company, was formed on May 10, 2012 by Laramie Energy II, LLC (“Laramie II”) for the primary purpose of acquiring, owning, operating, and disposing of oil and gas properties in the continental United States of America. On August 31, 2012, Laramie II and Par Pacific Holdings, Inc. (“Par”), formerly named Par Petroleum Corporation, in connection with the Contribution Agreement (“Contribution Agreement”) between Laramie II, Par, and the Company dated August 31, 2012, contributed certain oil and gas related assets and liabilities to the Company in exchange for a member interest in the Company and cash paid to Par. Since then, the Company has raised additional capital from the original and new members (see Note 10). At December 31, 2018 and 2017, the Company’s properties were located in the Piceance Basin in Colorado. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. At December 31, 2018 and 2017, cash and cash equivalents balance exceeded the federally insured limit by $552,496 and $35,111, respectively.

Accounts Receivable

The Company’s accounts receivable consist mainly of amounts due from natural gas, condensate, and NGL purchasers, and joint interest owners on properties the Company operates. For receivables from joint interest owners, the Company typically has the ability to withhold future revenue disbursements to recover any non-payment of joint interest billings. Generally, the Company’s natural gas, condensate, and NGL revenue receivables are collected within two months. For each of the years ended December 31, 2018, 2017 and 2016, the Company did not record any bad debt expense. At December 31, 2018 and 2017, the Company did not have an allowance for doubtful accounts.

The Company’s producing properties are all located in Colorado in one general area, and the oil and gas production is sold to various purchasers based on market index prices. As of December 31, 2018, and 2017, three purchasers accounted for 86% and two purchasers accounted for 93% of accrued oil and gas revenue, respectively. For the year ended December 31, 2018, four purchasers accounted for 74% of total revenues. For the year ended December 31, 2017 and 2016, three purchasers accounted for 71% and 72% of total revenues, respectively. The Company continually monitors the credit standing of the primary purchasers.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

Depreciation, depletion, and amortization of oil and gas properties and the impairment of proved oil and gas properties are determined using estimates of oil and gas reserves. There are numerous uncertainties in estimating the quantity of reserves and in projecting the future rates of production and timing of development expenditures, including future costs to dismantle, dispose, and restore the Company’s properties. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. In addition, significant estimates include the estimated cost and timing related to the asset retirement obligation, purchase price on a business combination (see Note 3), impairment of unproved oil and gas properties and the estimated fair value of derivative instruments.

Revenue Recognition

Oil and gas revenues are recognized when production volumes are sold to a purchaser at a fixed or determinable price, delivery has occurred and title has transferred, persuasive evidence of a sales arrangement exists and collectability of the revenue is reasonably assured. The Company utilizes the entitlements method of accounting for natural gas sales revenues. Under this method, revenues for the entitlement share of gas produced are based on the working interest in the properties. The Company records a receivable (payable) to the extent it receives less (more) than its proportionate share of gas revenues. The Company recognizes condensate revenues and natural gas liquids revenues based on the amount of condensate and natural gas liquids sold and delivered to purchasers. Revenues are reported on a gross basis for the amounts received before taking into account production taxes, gathering and transportation expenses, and lease operating costs, which are reported as separate expenses. The Company’s aggregate imbalance positions as of December 31, 2018 and 2017 were not significant.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Partnerships are not subject to U.S. federal income taxes. Rather, the partnership’s taxable income flows through to the owners, who are responsible for paying the applicable income taxes on the income allocated to them. Accordingly, no provision for income taxes has been recorded on the accompanying financial statements. For tax years beginning on or after January 1, 2018, the Company is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the “Centralized Partnership Audit Regime”).  Under the Centralized Partnership Audit Regime, any IRS audit of the Company would be conducted at the Company level, and if the IRS determines an adjustment, the default rule is that the Company would pay an “imputed underpayment” including interest and penalties, if applicable.  The Company may instead elect to make a “push-out” election, in which case the partners for the year that is under audit would be required to take into account the adjustments on their own personal or business income tax returns.  If the Company does not elect to make a “push-out” election, the Company LLC agreement requires current members to indemnify the Company for their specific share of the imputed underpayment.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

If the Company receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time to allocate such imputed underpayment to each partner based on their specific share of such imputed underpayment.  Any payments that the Company ultimately makes on behalf of its current partners will be reflected as a distribution, rather than tax expense, at the time that such distribution is declared.

The Company follows the guidance of Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The Company’s tax returns subject to examination by tax authorities include 2015 through the current period for state and federal tax reporting purposes, respectively.

Property and Equipment

The Company accounts for its oil and gas exploration and development activities under the successful efforts method of accounting. Under this method, costs of productive exploratory wells, all development wells and facilities, and undeveloped leases are capitalized when incurred. Oil and gas lease acquisition costs are also capitalized when incurred. Exploration costs, including personnel costs, geological and geophysical expenses, and delay rentals for oil and gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities.

The Company reviews its oil and gas properties for impairment at least annually and whenever events and circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets’ net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property is written down to fair value. Fair value for oil and gas properties is generally determined based on discounted future net cash flows. In 2018, 2017 and 2016, the Company did not recognize an impairment expense relative to its proved oil and gas properties. Unproved oil and gas properties are assessed periodically, but at least annually, for impairment on a field basis based on remaining lease terms, drilling results, reservoir performance, commodity price outlooks, or future plans to develop acreage and allocate capital. The Company did not recognize impairment expense for the periods ended December 31, 2018, 2017 and 2016.

The sale of a partial interest in a proved oil and gas property is accounted for as normal retirement, and no gain or loss is recognized as long as the treatment does not significantly affect the units-of-production depletion rate. The sale of a partial interest in an unproved property is accounted for as a recovery of cost when substantial uncertainty exists as to the ultimate recovery of the cost applicable to the interest retained. A gain on the sale is recognized to the extent that the sales price exceeds the carrying amount of the unproved property. A gain or loss is recognized for all other sales of producing and non-producing properties. There were no sales of proved oil and gas properties or unproved properties in 2018, 2017 or 2016.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment (continued)

Maintenance and repairs are charged to expense; renewals and betterments are capitalized to the appropriate property and equipment accounts. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations.

The provision for depletion, depreciation, and amortization of oil and gas properties is calculated on a field basis based on proved reserves using the units-of-production method. Costs of certain facilities and equipment serving a number of properties are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 7 to 15 years, or units-of-operations for certain significant equipment. The provisions for depreciation of the office furniture, equipment and other are calculated using the straight-line method over the estimated useful lives ranging from 5 to 15 years. Included in real estate and ranch property are buildings that are depreciated using the straight-line method over the estimated useful lives ranging from 20 to 39 years.

Derivative Instruments

The Company uses derivative instruments to manage its exposure to natural gas and natural gas liquids price volatility. All derivatives are initially, and subsequently, measured at estimated fair value and recorded as assets or liabilities on the balance sheets. The Company has elected not to designate its derivatives as cash flow hedges. For derivative contracts that do not qualify as cash flow hedges, changes in the estimated fair value of the contracts are recorded in gains and losses under the other income and expense caption in the statements of operations. When derivative contracts are settled, the Company also recognizes realized gains and losses under the other income and expense caption in its statements of operations.

Asset Retirement Obligation

Asset retirement obligations (“ARO”) relate to future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The Company records the estimated fair value of an ARO in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company reports a gain or loss upon settlement to the extent the actual costs differ from the recorded liability.

The majority of the Company’s ARO relates to the plugging and abandoning of oil and gas wells, the reclamation of the Company’s well locations and decommissioning and reclaiming water and compression facilities and pipelines. Revisions to estimated ARO result in adjustments to the related capitalized asset and corresponding liability.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Asset Retirement Obligation (continued)

The following is a reconciliation of the ARO:

	For the Years Ended December 31,
	2018	2017

Balance, beginning of period	$26,986,294	$23,902,588
Additions	1,233,296	2,039,180
Acquired oil and gas properties (Note 3)	1,372,963	—
Settlements and disposals	(284,609)	(241,364)
Accretion expense	1,512,723	1,285,890

Balance, end of period	$30,820,667	$26,986,294

Equity-Based Compensation

Compensation expense associated with equity-based awards is recognized at the fair value of the awards over the vesting period on a straight-line basis.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements, including the consideration of costs and benefits. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of adopting this standard.

In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from
Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842) – Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. The objective of ASU 2017-13 is to provide transition relief for adoption of Topic 606 and Topic 842 for a public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include its financial statements or financial information in another entity’s filing with the SEC. ASU 2017-13 allows these entities to adopt ASC Topic 606 in annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, and ASC Topic 842 in fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business. The objective of this update is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. ASU 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those periods, for public business entities. The Company adopted ASU 2017-01 as of January 1, 2018 on a prospective basis. The adoption of ASU 2017-01 had no impact on the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows-Classification of Certain Cash Receipts and Cash Payments. The objective of this update is to address eight specific cash flow issues in order to reduce the existing diversity in practice. ASU 2016-15 is effective for the fiscal years beginning after December 15, 2017, and interim periods within those fiscal years for public business entities. The Company adopted ASU 2016-15 as of January 1, 2018 using a retrospective transition method. The adoption of ASU 2016-15 had no impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The FASB subsequently issued various ASUs which provided additional implementation guidance. As allowed for by ASU 2017-13, ASU 2016-02 and its amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 for public business entities that otherwise would not meet the definition of a public business entity except for a requirement to include its financial statements in another entity’s filing with the SEC. The Company is currently evaluating the impact of adopting this standard.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The objective of this update is to improve the recognition and measurement of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, for public business entities. The Company adopted ASU 2016-01 as of January 1, 2018 on a prospective basis. The adoption of ASU 2016-01 had no impact pact on the Company’s financial statements.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The objective of this update is to clarify the principles for recognizing revenue and to develop a common revenue standard. As allowed for by ASU 2017-13, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, for public business entities that otherwise would not meet the definition of a public business entity except for a requirement to include its financial statements in another entity’s filing with the SEC. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period, for public companies, and as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period, for private companies. The Company has completed an initial review of its contracts and is finalizing its accounting policies to address the provisions of ASU 2014-09 and the related updates and clarifications. While the Company does not expect net income or cash flows from operations to be materially impacted, the Company expects that there may be changes in the recognition of revenues and expenses associated with certain natural gas gathering and processing contracts resulting in offsetting changes to revenues and "Gathering, transportation and processing” expenses on the statements of operations. The adoption of the standard will also require that we provide expanded disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company will adopt ASU 2014-09 effective January 1, 2019 using the modified retrospective approach.

Note 2 - Fair Value Measurements

Authoritative guidance defines estimated fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 2 - Fair Value Measurements (continued)

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, and are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all Level 2 assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 – Pricing inputs include significant inputs that are generally less observable than objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s policy is to recognize transfers in and/or out of the fair value hierarchy as of the end of the reporting period in which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed below in all periods presented. The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2018 and 2017, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

December 31, 2018
Assets
Derivative instruments, current	$—	$2,517,353	$—	$2,517,353

Liabilities
Derivative instruments, current	$—	$3,613,133	$—	$3,613,133

December 31, 2017
Liabilities
Derivative instruments, current	$—	$2,983,243	$—	$2,983,243

Derivative instruments, current	$—	$16,811	$—	$16,811

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 2 - Fair Value Measurements (continued)

As of December 31, 2018, the Company’s commodity derivative financial instruments were comprised of 21 natural gas and natural gas differential swaps. As of December 31, 2017, the Company’s commodity derivative financial instruments were comprised of 14 natural gas swaps and 3 costless collars. The fair values of the swap agreements are determined under the income valuation technique using a discounted cash flows model. The fair values of the collar agreements are determined under the income valuation technique using an option-pricing model. The valuation models require a variety of inputs, including contractual terms, published forward prices, volatilities for options, and discount rates, as appropriate. The Company’s estimates of fair value of derivatives include consideration of the counterparty’s creditworthiness, the Company’s creditworthiness, and the time value of money. The consideration of these factors results in an estimated exit price for each derivative asset or liability under a marketplace participant’s view. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy. The counterparties in all of the Company’s commodity derivative financial instruments are the lenders in the Company’s bank credit facility.

Non-Recurring Fair Value Measurements

The treatment of the net assets acquired qualified as a business combination and, as such, the Company estimated the fair value of each property as of the acquisition date (the date on which the Company obtained control of the properties) (see Note 3).

Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, oil and gas sales payable, accrued liabilities, notes payable and Class A Preferred units. With the exception of the notes payable and Class A Preferred units, the financial statement carrying amounts of these items approximate their fair values due to their short-term nature. The Company’s note payable has a recorded value that approximates its fair value since its variable interest rate is tied to current market rates and the applicable margins represent market rates. The fair value of the Company’s Class A Preferred units approximates its carrying value based on the terms and conditions the Company can receive for similar financial instruments as of year-end.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 3 – Acquisitions

In the normal course of its business, the Company anticipates acquiring interests in proved oil and gas properties and in unproved acreage in its area of operations.

On February 28, 2018, the Company entered into a Contribution and Purchase Agreement (“CP Agreement”) with Black Hills Exploration and Production Inc. and Black Hills Plateau Production LLC (collectively “Black Hills”). Under the CP Agreement, Black Hills contributed $20 million in cash in exchange for 49,984 A Units issued by the Company and the Company acquired $8.1 million of developed properties, leasehold acreage and real estate assets and ARO and water sourcing liabilities in exchange for 20,243 additional Class A units issued by the Company. The Class A units issued are the consideration for the assets acquired in a business combination, the amount of which is determined based upon the fair value of the Class A units at the date of the acquisition. In addition, Black Hills provided the Company with a $3.5 million cash payment for liabilities related to the properties conveyed. The contribution of a business by Black Hills into the Company is accounted for as a business combination, and as such, the Company recorded the estimated fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date (the date on which the Company obtained control of the properties).

Fair value measurements utilize assumptions of market participants. To determine the fair value of the oil and gas assets related to the acquisition, the Company used an income approach based on a discounted cash flow model and made market assumptions as to future commodity prices, projections of estimated quantities of oil and natural gas reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. The Company determined the appropriate discount rates used for the discounted cash flow analyses by using a weighted average cost of capital from a market participant perspective plus property specific risk premiums for the assets acquired. The Company estimated property specific risk premiums taking into consideration that the related reserves are primarily natural gas, among other items. Given the unobservable nature of the significant inputs, they are deemed to be Level 3 in the fair value hierarchy. The fair value measurements of the ARO and water sourcing commitment were determined using discounted cash flow analyses. The fair value measurements of the unproved oil and gas properties and real estate were determined by comparison to recorded sales price per acre of comparable assets.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 3 – Acquisitions (continued)

The following table summarizes the purchase price and final allocation of the fair value of assets acquired and liabilities assumed:

February 28, 2018

Purchase price	$8,100,000

Oil and gas properties
Proved	1,601,463
Unproved	4,930,500
Real estate	5,530,900
Asset retirement obligations	(1,372,963)
Water sourcing commitment	(2,589,900)

$8,100,000

The Company’s financial statements for the year ended December 31, 2018 include the results of operations from the properties acquired from Black Hills since March 1, 2018, during which period the properties acquired totaled revenues of $15,417,423, operating expenses of $13,819,856, and income from operations of $1,597,566.

Note 4 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2018	2017

Prepaid insurance	$630,722	$429,361
Prepaid rent	106,175	103,545
Prepaid royalties	903,000	603,500
Prepaid other	409,105	281,831

	$2,049,002	$1,418,237

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 5 - Accrued Liabilities

Accrued liabilities, current, consist of the following:

	December 31,
	2018	2017

Accrued capital expenditures	$5,306,100	$11,801,484
Accrued production and property taxes	7,808,168	5,392,732
Accrued bonuses	3,279,874	2,725,409
Accrued pipeline throughput commitment deficiency	2,892,161	59,842
Accrued water commitment payment	515,000	—
Accrued general and administrative expenses	570,109	183,341
Accrued lease operating expenses	961,999	1,837,222
Accrued other	871,272	1,264,334

	$22,204,683	$23,264,364

Note 6 - Credit Facility

On June 4, 2012, the Company entered into a credit facility (the “Facility”), as amended, with J.P. Morgan Securities, LLC and Wells Fargo Securities LLC, each as an arranger, JPMorgan Chase Bank, N.A. as the administrative agent (the “Administrative Agent”), and the lenders party thereto. The Facility is a $400 million secured revolving credit facility secured by a lien on the Company’s oil and gas properties and related assets. The Facility matures on December 15, 2020.

Availability under the Facility is limited to the lesser of (i) $400 million or (ii) the borrowing base in effect from time to time. The borrowing base is determined by the Administrative Agent and the lenders, in their sole discretion, based on customary lending practices, review of the oil and gas properties included in the borrowing base, financial review of the Company, and such other factors as may be deemed relevant. The borrowing base is redetermined (i) on or about March 15 of each year based on the previous December 31 reserve report prepared by an independent engineering firm acceptable to the Administrative Agent, and (ii) on or about September 15 of each year based on the previous June 30 reserve report prepared by the Company’s internal engineers. The borrowing base at December 31, 2018 was $240,000,000. At December 31, 2018 and 2017, the outstanding balance on the Facility was $210,800,000 and $171,500,000, respectively.

During the year ended December 31, 2018, the Company incurred $55,227 of debt issuance costs in relation to the borrowing base redeterminations. Debt issuance costs incurred for the year ended December 31, 2017 were $211,087. The remaining unamortized debt issuance costs incurred in relation to the original Facility and the debt issuance costs incurred in relation to the amended Facility are being amortized straight-line over the life of the amended Facility.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 6 - Credit Facility (continued)

Amounts borrowed bear interest at rates ranging from LIBOR plus 2.00% to LIBOR plus 3.00% per annum for Eurodollar loans and the prime rate plus 1.00% to prime rate plus 2.00% per annum for Base Rate loans, depending upon the ratio of outstanding credit to the borrowing base. At December 31, 2018, interest rates were between 5.10% and 5.28% for Eurodollar loans and 6.75% for Base Rate loans. At December 31, 2017, interest rates were between 3.74% and 4.06% for Eurodollar loans and 6.00% for Base Rate loans. Interest is due monthly on draw date of each Eurodollar and Base Rate loan. The agreement contains customary operational and financial covenants, including a current ratio covenant, and a total debt to consolidated EBITDAX (as defined) covenant. At December 31, 2018 and 2017, the Company was in compliance with all such covenants. Under the terms of the Facility, the Company is generally prohibited from making future cash distributions to its owners.

Note 7 - Derivative Instruments

The Company periodically enters into various commodity hedging instruments to mitigate a portion of the effect of natural gas and natural gas liquids price fluctuations. The Company classifies the fair value amounts of derivative assets and liabilities as net current or non-current derivative assets or net current or non-current derivative liabilities, whichever the case may be, by commodity and counterparty. The Company enters into derivatives under master netting arrangements, which, in an event of default, allows the Company to offset payables to and receivables from the defaulting counterparty. As of December 31, 2018 and 2017, there were no available amounts to be offset.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 7 - Derivative Instruments (continued)

The Company’s commodity derivative contracts as of December 31, 2018 are summarized below:

Natural Gas Swaps	Basis	Average Quantity (MMBtu/Day)	Average Swap Price ($/MMBtu)
January 1, 2019 - March 31, 2019	NWPL	60,000	$2.40 - $2.78

April 1, 2019 - December 31, 2019	NWPL	40,000	$2.40 - $2.77

January 1, 2019 - March 31, 2019	NYMEX	100,000	$2.80 - $3.10

April 1, 2019 - October 31, 2019	NYMEX	60,000	$2.80 - $2.81

November 1, 2019 - December 31, 2019	NYMEX	40,000	$2.80

Natural Gas Liquids Swaps	Basis	Average Quantity (Gal/Day)	Average Swap Price ($/Gal)
January 1, 2019 - December 31, 2019	MBV	26,302	$0.80 - $1.48

Natural Gas Basis Swaps	Basis	Average Quantity (MMBtu/Day)	Basis Differential ($/MMBtu)
January 1, 2019 - February 28, 2019	NWPL	20,000	($0.200)

January 1, 2019 - March 31, 2019	NYMEX	62,500	$ (0.60) - $ (0.64)

April 1, 2019 - December 31, 2019	NYMEX	22,500	$ (0.60) - $ (0.64)

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 7 - Derivative Instruments (continued)

The aggregate fair value of the Company’s derivative instruments reported in the balance sheets, including the classification between current and non-current assets and liabilities, consists of the following:

		December 31, 2018
		Gross Recognized Assets/ Liabilities	Net Recognized Fair Value Assets/ Liabilities

Derivative instruments	Current assets	$2,517,353	$2,517,353

Total derivative assets		$2,517,353	$2,517,353

Derivative instruments	Current liabilities	$3,613,133	$3,613,133

Total derivative liabilities		$3,613,133	$3,613,133

		December 31, 2017
		Gross Recognized Assets/ Liabilities	Net Recognized Fair Value Assets/ Liabilities

Derivative instruments	Current assets	$2,983,243	$2,983,243

Total derivative assets		$2,983,243	$2,983,243

Derivative instruments	Current liabilities	$16,811	$16,811

Total derivative liabilities		$16,811	$16,811

None of the Company’s derivative instruments contain credit-risk-related contingent features.  Counterparties to the Company’s financial derivative contracts are high credit-quality financial institutions that are lenders under the Company’s credit facility.  The Company uses only credit facility participants to hedge with, since these institutions are secured equally with the holders of the Company’s bank debt, which eliminates the potential need to post collateral when the Company is in a derivative liability position.  As a result, the Company is not required to post letters of credit or company guarantees for its derivative counterparties in order to secure contract performance obligations.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 7 - Derivative Instruments (continued)

The table below summarizes the realized and unrealized gains and losses related to the Company’s derivative instruments for the years ended December 31, 2018, 2017 and 2016.

		For the Years Ended December 31,
Commodity Derivative Instrument	Location of Gain (Loss) Recognized	2018	2017	2016

Realized (losses) gains on derivative instruments, net	Other income (expense)	$(9,363,941)	$(10,710,922)	$6,723,873
Unrealized (losses) gains on derivative instruments, net	Other income (expense)	(4,062,212)	46,241,453	(34,452,084)

Total realized and unrealized (losses) gains recorded, net	Other income (expense)	$(13,426,153)	$35,530,531	$(27,728,211)

Due to the volatility of oil and natural gas prices, the estimated fair values of the Company’s commodity derivative instruments are subject to large fluctuations from period to period.

Note 8 – Commitments and Contingencies

The table below shows the Company’s minimum future payments under non-cancellable operating leases as of December 31, 2018 and which are described below:

	Payments due by period
	2019	2020	2021	2022	2023	Thereafter	Total
Office leases	$1,103,979	1,121,561	330,263	—	—	—	$2,555,803
Equipment leases	1,231,327	1,231,327	1,231,327	1,231,327	938,517	645,706	6,509,531
Auto leases	113,519	113,519	88,271	16,136	—	—	331,445
Total	$2,448,825	2,466,407	1,649,861	1,247,463	938,517	645,706	$9,396,779

Non-cancelable Office Leases

The Company leases administrative office space in Denver, Colorado under an operating lease expiring May 31, 2021 and office space in Grand Junction, Colorado expiring December 31, 2020. Rental expense is recognized on a straight-line basis over the terms of the leases and was $1,154,806, $1,181,612 and $1,286,339 for the years ended December 31, 2018, 2017 and 2016.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 8 – Commitments and Contingencies (continued)

Drilling Rig Contracts

At December 31, 2018, the Company had one drilling rig under contract, the Company can terminate the contract at any time with 30-day notice. At December 31, 2017, the Company had two drilling rigs under contract, both expired on March 13, 2018. At December 31, 2016, the Company had one drilling rig under contract until May 2017 and was subsequently extended to March 2018.

Equipment Lease Financing

At December 31, 2018, the Company had two lease financing obligations pertaining to natural gas compressors with a major bank’s leasing subsidiary. The leases expire in June 2023 and December 2024, respectively, at which time the Company may purchase the equipment at its fair market value. Rental expense was $1,322,939 and $648,499 for the years ended December 31, 2018 and 2017. The aggregate undiscounted minimum future lease payments are presented above.

Employment Agreements

The Company has an employment agreement with one of its executive officers.

Retirement Savings Plan

The Company outsources payroll and human resources functions to an administrative agent. In conjunction with this arrangement, the Company has a 401(k) plan (the “Plan”) available to eligible employees. The Plan provides for up to 5% matching contributions by the Company. In 2018, 2017 and 2016, the Company’s matching contributions to the Plan were $511,208, $468,484 and $346,558, respectively.

Letter of Credit

The Company has guaranteed a $250,000 letter of credit, expiring in April 2019, issued by JPMorgan Chase Bank, N.A. for TransColorado Gas Transmission Company LLC.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 8 – Commitments and Contingencies (continued)

Transportation, Gathering and Processing Agreements

Effective August 1, 2015, as part of the Management Agreement termination, the Company assumed from Laramie II a ship-or-pay agreement with an interstate pipeline company that extends through December 31, 2023. The transportation agreement obliges the Company to ship 15,000 MMBtu per day or pay the pipeline company a deficiency payment equal to an established tariff per MMBtu for the volume shortfall. For the past several years, because the Company did not utilize this firm capacity, the Company assigned the firm capacity to another shipper to partially offset this liability by supplementing the volumes that the Company did not ship. For the years ended December 31, 2018, 2017 and 2016, the Company incurred $743,613, $771,893 and $788,127, respectively, in deficiency payments for the volume shortfall which is included in general and administrative expenses in the statements of operations.

Gathering and Processing Agreements

At inception in August 2012, the Company assumed the long-term gas gathering and processing contracts of its predecessors. Subsequently, as other asset acquisitions have been made by the Company, other pre-existing long-term gas gathering and processing contracts tied to the acquired assets have been assumed by the Company. Accordingly, most of the Company’s acreage in Mesa, Garfield, and Rio Blanco Counties, Colorado is dedicated to one or more of these gas gathering and processing contracts such that all of the Company’s gas production flows through third party midstream companies for gathering and processing. Only one of these contracts requires a minimum annual volume commitment, and this contract’s volume commitment ends in November 2019. Under this contract, should the Company not ship the required volumes in a particular year prior to 2019, it must pay the gatherer a deficiency payment equal to the gathering fee for the volume shortfall. During the years ended December 31, 2018, 2017 and 2016, the Company incurred gas gathering expense related to this volume shortfall of $1,162,381, $1,177,689, and $1,432,100, respectively, which is paid in the following January each year which is included in gathering, transportation and processing expense. At December 31, 2018, the Company had the respective 2018 gas volume deficiency expenses under this contract included in accrued liabilities. At December 31, 2017, the Company had the respective 2017 gas volume deficiency expenses under this contract included in accounts payable.

Effective January 1, 2017, the Company amended one of its gathering and processing contracts.  Under the terms of the amendment, the Company received reduced gathering and processing fees in return for a commitment to drill and complete a total 150 wells by December 31, 2018, 50 of which were required to be drilled and completed by December 31, 2017.  If the commitment to drill and complete 50 wells was not met by December 31, 2017, the reduction in gathering and processing fees would be subject to a clawback payment.  The Company met the commitments to drill and complete 50 wells in 2017 and the total of 150 wells by December 31, 2018, thus eliminating the clawback provision.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 8 – Commitments and Contingencies (continued)

Other Minimum Volume Obligations Relating to Gathering and Processing Agreements

Upon closing of the asset acquisition from Oxy on March 1, 2016, the Company acquired Oxy’s oil and gas leases, gas wells, and its gathering and processing agreements to which the acquired gas wells and lease acreage were dedicated. As a key provision of the contractual assignment of Oxy’s former gathering and processing contracts to the Company, Oxy retained all of the deficiency payment liabilities of the underlying gathering and processing contracts’ minimum volume obligations between Oxy and the gathering and processing companies. Per the terms of the asset acquisition, and to partially offset Oxy’s retained deficiency payment liabilities, the Company entered into four separate minimum volume commitment agreements directly between Oxy and the Company. Under each of these minimum volume commitment agreements, the Company must pay Oxy a monthly deficiency payment for the difference between the committed volumes and the actual volumes shipped under Oxy’s former gathering and processing contracts that were assigned to the Company. Each of these four minimum volume commitment agreements relate to one of the four separate gathering and processing contracts that Oxy assigned to the Company.

Each of the Company’s four minimum volume agreements with Oxy have a separate monthly gas volume schedule. Under two of the agreements between the Company and Oxy, the minimum gas volume schedules are based on the Company’s forecast of future gas production from the existing proved developed wells that are dedicated to the two assumed gathering and processing contracts. The minimum volume schedules of the other two agreements between the Company and Oxy are based on the Company’s forecast of existing proved developed wells and from future wells that the Company plans to drill within the acquired acreage. For the year ended December 31, 2018, 2017 and 2016, the Company incurred $1,732,146, $228,713 and $63,978, in deficiency payments for the volume shortfall which is included in gathering, transportation and processing expenses in the statements of operations.

Litigation

The Company is subject to litigation, claims and governmental regulatory proceedings arising in the course of ordinary business. No litigation or governmental regulatory proceedings are currently underway or pending.

Environmental Matters

As an owner or lessee and operator of oil and gas properties, the Company is subject to various federal, state, and local laws and regulations relating to discharge of materials into, and protection of, the environment. The Company has policies to ensure continuing compliance with environmental laws and regulations and maintains insurance coverage for certain environmental matters. There can be no assurance that current or future federal, state, or local laws and regulations will not require the Company to spend material amounts to comply with such laws and regulations

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 9 – Preferred A Units

Under the Unit Purchase Agreement (“UPA 2016”) dated February 22, 2016, the Company issued 30,000 Class A Preferred units at $1,000 per unit. The Class A Preferred units have liquidation preference rights over the Class A units. The liquidation preference rights were waived for the Class A unit redemption completed under the Unit Purchase Agreement (“UPA 2018”) (Note 10). Dividends due on the Class A Preferred units are 10% per annum and due on a quarterly basis if paid in cash. The Company may elect to accrue dividends and increase the liquidation preference of the Class A Preferred units at 12% per annum on a quarterly compounding basis. Under the Forth Amended and Restated LLC Agreement (“4th LLC Agreement”), dated October 18, 2018, beginning with the quarter ended March 31, 2019, the Class A Preferred units liquidation preference rate increases from 12% per annum to 14% per annum if certain customary operational and financial covenants are exceeded. During 2018, 2017 and 2016, the Company incurred non-cash preferred dividend expense of $4,688,995, $4,166,112 and $3,193,820, respectively.

The Company has classified the Class A Preferred units as debt due to the mandatorily redeemable feature. The Class A Preferred units are redeemable six years from the date of the UPA 2016, February 22, 2022. Under ASC Topic 470, Debt, the proceeds of debt instruments should be allocated based upon their relative fair values. In connection with the issuance of the 30,000 Class A Preferred units in exchange for $30,000,000, the purchaser, Wells Fargo Central Pacific Holdings, Inc. (“Wells Fargo”), received 12,992 Class A units. The Company used a market-based approach to a “Backsolve” method to identify the relative fair values of the Class A Preferred units and Class A units, $27,689,935 and $2,310,065, respectively, upon issuance.

Note 10 – Members’ Equity

On October 18, 2018, the Company entered into a UPA 2018 with two of its Class A Members, EnCap Energy Capital Fund VI, L.P. and EnCap Energy VI-B Acquisitions, L.P. (collectively “Encap”). Under the terms of UPA 2018, the Company purchased all of Encap’s Class A units, totaling 138,795, for $14.8 million. During December of 2018, the Company entered into an additional five unit purchase agreements. The Company purchased all Class A units of five individual investors, totaling 524 Class A units, for $55,906.

On February 28, 2018, the Company entered into the CP Agreement with Black Hills (see Note 3). Black Hills contributed $20.0 million in cash and $8.1 million of developed properties, leasehold acreage and real estate in exchange for 70,227 Class A units.

In 2016, the Company issued additional Class A units to existing members under UPA 2016. Members purchased 195,530 Class A units at $358 per Class A unit for $70,000,000. In addition, the Company issued 12,992 Class A units to Wells Fargo (see Note 9).

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 10 – Members’ Equity (continued)

All Class A unit holders vote as a single class based upon their respective sharing percentages. Revenues and costs are allocated in accordance with specific provisions in the 4th LLC Agreement. After payout to the Class A Preferred units, the Class A units are senior to Class B units in terms of liquidation and voting and have first-call on all assets until the Class A units reach payout as defined in the 4th LLC Agreement.

	Class A Units
	Units	Amount

Balances, December 31, 2016	866,134	$530,789,814

Balances, December 31, 2017	866,134	530,789,814

UPA 2018 – February 28, 2018	70,227	28,100,000

Funding fees and other costs of raising capital	—	(51,957)

Redemptions of Class A Units	(139,319)	(14,878,715)

Balances, December 31, 2018	797,042	$543,959,142

Class B Units

Laramie Energy Employee Holdings, LLC (“Employee Holdings”) (FKA Piceance Energy Employee Holdings, LLC) was formed on August 28, 2015 by the Management Investors of Laramie Energy Employee Holding, LLC (“Management Investors”) and holds all 15,000, Class B units authorized under the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). Employee Holdings is authorized to grant the Class B units to selected Company employees (including the Management Investors) upon written consent from the Company in its capacity as Manager of Employee Holdings. No Class B Units were granted in 2018. As of December 31, 2018, Employee Holdings had granted 14,235 Class B units, net of forfeitures, to the Company’s employees.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 10 – Members’ Equity (continued)

Class B Units (continued)

Class B units generally vest over three years. As of December 31, 2018, 2017 and 2016, vested Class B units were 13,468, 8,723 and 4,208, respectively. If an employee is terminated by the Company for cause, all Class B units, whether vested or unvested at the time of termination, shall be deemed automatically forfeited. Employees who cease to be employed by the Company for any reason, other than termination for cause, will forfeit all unvested units. Vested units may be repurchased by the Company at fair value at the Company’s option. Distributions to Class B unit holders will only occur after the Class A unit holders reach “pay-out” as defined in the LLC Agreement. Generally, Class A unit holders are entitled to receive the return of their investment in the Company’s Class A units plus a specified internal rate of return on such investment prior to the Class B unit holders receiving any cash distributions. No Class B units were repurchases in 2018, 2017 or 2016.

The Company’s Class B units are non-voting "profits interests" for which no cash consideration was received upon issuance and which are used to compensate management based on the value of the Company. The Company accounts for the Class B units as an equity award and has recorded compensation expense to date based on the grant dates’ fair values and the vesting periods. The estimated fair value of the Class B units at grant date July 1, 2017, July 1, 2016 and August 31, 2015 was approximately $0.1 million, $0.8 million and $19.3 million, respectively. In 2017, employees forfeited 550 Class B units which reduced compensation cost by $0.5 million. In 2016, employees forfeited 425 Class B units which reduced compensation cost by $0.6 million. In 2015, there were no forfeitures of Class B units. Total compensation cost recognized during 2018, 2017 and 2016 was approximately $3.2 million, $6.2 million and $6.6 million, respectively, and is included in general and administrative expense in the accompanying statements of operations. Approximately $0.2 million in compensation expense will be recognized over the remaining 1.5 years. Estimated fair values were determined considering the following factors:

•	Estimating the fair value of the Company at the dates on which units were awarded and the balance sheet date based on investments in Class A units.

•
Allocating the Company's fair value to the unit holders through application of the Option Pricing Method as detailed in the AICPA Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 10 – Members’ Equity (continued)

Class B Units (continued)

As part of the Option Pricing Method, a series of Black-Scholes option pricing models were applied in order to model the value to the Class B units as a contingent claim on the upside value of the Company’s equity value. The assumptions listed below were made in applying this option pricing model:

•
The underlying equity value was solved such that the value allocable to the Class A units aligned to the investment values of $400, $358 and $595.50 per share of the Company at July 1, 2017, July 1, 2016 and August 31, 2015, respectively. This approach is referred to as the “Backsolve” method in the AICPA guide.

•
The exercise prices of the options were based upon the participation thresholds at which the participation ratios of liquidation proceeds change between Class A and B. These amounts were derived based on the rights and preferences outlined in Company’s LLC Agreement.

•	The maturity dates of the options were assumed to be three years from the grant date, aligning to the expected investment holding period.

•	Volatility was based on the volatilities of comparable companies and was estimated at 41% as of the grant dates.
The risk-free rate was based on U.S. Treasury Strips, which corresponded with the assumed term (three years) of the options at grant date at 1.24%, 0.71 % and 1.04% as of the grant dates, July 1, 2017, July 1, 2016 and August 31, 2015, respectively.

Note 11 – Subsequent Events

The Company has evaluated all subsequent events through the independent auditors’ report date, February 23, 2019, which is the date the financial statements were available for issuance.